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                             August 24, 2023

       Steven Feng
       Chief Financial Officer
       NIO Inc.
       Building 20, 56 Antuo Road
       Jiading District, Shanghai 201804
       People   s Republic of China

                                                        Re: NIO Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 4, 2023
                                                            File No. 001-38638

       Dear Steven Feng:

               We have reviewed your August 4, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

   1. Please clarify for us whether or not Xiaobei Chen is an official of the CCP as required by
                                                        Item 16I(b)(4) of the
Form 20-F. In this regard we note your response to comment 2 that
                                                        "except for Xiaobei
Chen, none of the investor-designated directors of the Company   s
                                                        other consolidated
operating entities is a party official" and that you describe Xiaobei
                                                        Chen as "a member of
the Chinese Communist Party Committee of a PRC state-owned
                                                        enterprise." Please
further explain any discrepancy between this determination and your disclosure that "none
of the members of the board of directors of NIO Inc. or our
                                                        operating entities,
including the VIEs, is an official of the Chinese Communist Party as of the date of this annual
report."
 Steven Feng
NIO Inc.
August 24, 2023
Page 2

       Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783
with any questions.



                                                       Sincerely,
FirstName LastNameSteven Feng
                                                       Division of Corporation
Finance
Comapany NameNIO Inc.
                                                       Disclosure Review
Program
August 24, 2023 Page 2
cc:       Yuting Wu, Esq.
FirstName LastName